FORM 6-K

           SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549



                REPORT OF FOREIGN ISSUER


        Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                 For September 9, 1996



               NAM TAI ELECTRONICS, INC.
             (Registrant's name in English)




      Citco Building, Wickhams Cay, P.O. Box 662,
       Road Town, Tortola, British Virgin Islands
        (Address of principal executive offices)


NAM TAI ELECTRONICS, INC.     CONTACT: WENDY WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET     P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831       NEWS RELEASE



          NAM TAI ELECTRONICS, INC. ANNOUNCES
                STOCK REPURCHASE PROGRAM

VANCOUVER, CANADA September 9, 1996 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that its Board of Directors has approved a stock repurchase program to buy-back up to an aggregate of 500,000 shares of its common stock in the open market from time to time at prevailing market prices.

The repurchase program will be conducted exclusively through PaineWebber Incorporated and is expected to continue for a three month period in accordance with SEC Rule 10b-18, unless extended or shortened by the Board of Directors. The Company plans to use existing cash balances to finance the repurchases. "Based on current market prices, we believe that our stock is undervalued and that the repurchase program is a good investment of available funds," said Mr. M.K. Koo, Chairman of the Company. "Nam Tai continues to maintain solid profitability and we do not expect this program will impair our ability to expand our business through acquisition," he commented.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                         -end-

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              For and on behalf of
                              Nam Tai Electronics, Inc.
                              by

                              (S.d.) Koo Ming Kown
                              Koo Ming Kown
                              Chairman

Date: September 23, 1996